09012121

SEC Mail Processing Section

JUN 29 2009

Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission File Number 1-8052

---

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 11.
Total Number of pages is 14

Lane Gorman Trubitt, L.L.P.
*Accountants & Advisors*

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 26, 2009

## PROFIT SHARING AND RETIREMENT PLAN

## OF

## LIBERTY NATIONAL LIFE INSURANCE COMPANY

### Statements of Net Assets Available for Benefits

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value: | | |
| Torchmark Corporation common stock | $3,766,070 | $6,550,315 |
| Waddell & Reed Financial, Inc. class A common stock | 463,010 | 1,180,757 |
| Registered mutual funds | 3,572,504 | 9,483,056 |
| Common and collective trusts | 12,024,814 | 10,473,457 |
| Loans to participants | 270,476 | 351,257 |
| Short-term investments | 80,178 | 84,576 |
| Net assets available for benefits at fair value | 20,177,052 | 28,123,418 |
| Adjustments from fair value to contract value for fully benefit responsive investment contracts | (163,609) | 76,352 |
| Net assets available for benefits | $20,013,443 | $28,199,770 |

See accompanying notes to financial statements.

## PROFIT SHARING AND RETIREMENT PLAN

## OF

## LIBERTY NATIONAL LIFE INSURANCE COMPANY

### Statements of Changes in Net Assets Available for Benefits

| | Years Ended December 31, 2008 | 2007 |
|---|---|---|
| Investment income: | | |
| Cash dividends - Torchmark and Waddell & Reed common stock | $77,144 | $80,376 |
| Dividends on mutual funds | 232,506 | 726,329 |
| Dividends on common and collective trusts | 364,627 | 429,160 |
| Interest income - loans to participants | 25,759 | 30,105 |
| Interest income - short-term investments | 8,344 | 15,373 |
| | 708,380 | 1,281,343 |
| Investment expenses | 4,455 | 5,041 |
| | 703,925 | 1,276,302 |
| Net (depreciation) appreciation in fair value of investments | (5,057,668) | 402,765 |
| Benefits paid to participants: | 3,832,584 | 6,522,763 |
| Net decrease in net assets | (8,186,327) | (4,843,696) |
| Net assets available for benefits: | | |
| Beginning of plan year | 28,199,770 | 33,043,466 |
| End of plan year | $20,013,443 | $28,199,770 |

See accompanying notes to financial statements.

## PROFIT SHARING AND RETIREMENT PLAN OF LIBERTY NATIONAL LIFE INSURANCE COMPANY
## NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2008 and 2007 was $44.70 and $60.53, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2008 and 2007 was $15.46 and $36.09, respectively.

Participant loans are valued at amortized cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

A variety of mutual funds and two common and collective trusts are available to Plan participants for investment purposes. Mutual funds are valued at the net asset value of shares held by the Plan at year end, which are based on quoted market prices. Common and collective trust funds are stated at fair value as determined by the issuer of the funds based on the market value of the underlying investments. Common and collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National.

Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Effects of Recent Accounting Pronouncement

The Plan adopted the provisions of Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* ("FASB Statement No. 157") effective January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires disclosures about the use of fair value measurements. While the adoption of FASB Statement No. 157 did not have a material effect on the Plan's financial statements, it does require additional disclosures about fair value measurements.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant Accounts

Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting Provisions and Forfeitures

All participants are fully vested in their accumulated account balances and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits

Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Participant Loans

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $10,000 or 50% of the participant's vested account balance. Loans are secured by the participant's account balance. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the interest rate is set at the AmSouth Bank prime rate plus 1%.

NOTE B - DESCRIPTION OF PLAN (Continued)

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - INVESTMENTS

The following table presents investments of the Plan's net assets:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Registered Mutual Funds: | | |
| Allianz RCM Technology Fund[1] | $ 515,905 | $ 1,650,583 |
| Goldman Sachs Mid Cap Value Fund | 70,720 | 105,897 |
| Goldman Sachs Growth Opportunities Fund | 120,191 | 283,885 |
| American Century Equity Income Fund | 316,016 | 974,923 |
| Dreyfus Small Cap Stock Index Fund | 67,039 | 149,685 |
| AIM Basic Value Fund[4] | - | 765,009 |
| Janus Advisor International Growth Fund | 369,650 | 1,357,205 |
| American Funds Growth Fund of America[2,3] | 646,650 | 1,411,600 |
| Pioneer Bond Fund | 495,533 | 875,300 |
| Pioneer Classic Balanced Fund | 92,620 | 312,086 |
| MFS Value Fund | 172,137 | 328,561 |
| AIM Global Health Care Fund | 168,992 | 246,012 |
| Fidelity Advisor Dividend Growth Fund[4] | 1 | 1,022,310 |
| American Funds Fundamental[4] | 536,897 | - |
| | $ 3,572,504 | $ 9,483,056 |
| Common and Collective Trusts: | | |
| INVESCO 500 Index Trust | $ 499,503 | $ 1,003,691 |
| AmSouth Stable Principal Fund | 11,525,311 | 9,469,766 |
| | $ 12,024,814 | $ 10,473,457 |
| Torchmark Corporation common | $ 3,766,070 | $ 6,550,315 |
| Waddell & Reed Financial, Inc. class A common stock | $ 463,010 | $ 1,180,757 |
| Pioneer Cash Reserves Fund - Class Y | $ 80,178 | $ 84,576 |
| Participant Loans | $ 270,476 | $ 351,257 |

1. The AIM Technology Fund was removed as an investment option on September 30, 2007. Existing balances were mapped into the Allianz RCM Technology Fund on October 1, 2007.
2. The Pioneer Oak Ridge Large Cap Growth Fund was removed as an investment option on September 30, 2007. Existing balances were mapped into the American Funds Growth Fund of America on October 1, 2007.
3. The American Funds Growth Fund of America was a new fund as of October 1, 2007.
4. The AIM Basic Value Fund and Fidelity Advisor Dividend Growth Fund were closed in 2008 and replaced with the American Funds Fundamental Fund.

During the years ended December 31, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Common stocks | $ (1,773,944) | $ (58,848) |
| Registered mutual funds | (2,960,674) | 383,023 |
| Common and collective trusts | (323,050) | 78,590 |
| | $ (5,057,668) | $ 402,765 |

NOTE D - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008.

*Short-term investments/registered mutual funds:* Valued at the net asset value of shares held by the Plan at year end.

*Common stocks:* Valued at the closing price reported on the active market on which the individual securities are traded.

*Common and collective trusts:* Valued by the respective fund manager, representing the net asset value of the underlying investments within the respective common/collective trusts. The net asset value represents the price at which participants would transact their respective common/collective trust interest at any point in time.

*Participant loans:* Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 4,229,080 | $ - | $ - | $ 4,229,080 |
| Short-term investments | 80,178 | - | - | 80,178 |
| Registered mutual funds | 3,572,504 | - | - | 3,572,504 |
| Common and collective trusts | - | 12,024,814 | - | 12,024,814 |
| Participant loans | - | - | 270,476 | 270,476 |
| Total assets at fair value | $ 7,881,762 | $ 12,024,814 | $ 270,476 | $ 20,177,052 |

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

| | Participant Loans |
|---|---|
| Balance, beginning of year | $ 351,257 |
| Realized gains / (losses) | - |
| Unrealized gains / (losses) relating to instruments still held at the reporting date | |
| Purchases, sales, issuances and settlements (net) | (80,781) |
| Balance, end of year | $ 270,476 |

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

NOTE F - RISKS AND UNCERTAINTIES

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and affected the short term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. During the year ended December 31, 2008, the Plan's investment portfolio has incurred a significant decline in fair value, consistent with the general decline in financial markets. However, because the values of individual investments fluctuate with market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

# PROFIT SHARING AND RETIREMENT PLAN
# OF
# LIBERTY NATIONAL LIFE INSURANCE COMPANY

**Schedule H, Part IV, Line 4i**
**Schedule of Assets (Held At the End of the Year)**

**December 31, 2008**

| | Identity of Issue | Description of Investment | Current Value |
|---|---|---|---|
| * | Torchmark Corporation | 175,289 shares $1 par value common stock | $3,766,070 |
| | Waddell & Reed Financial, Inc. | 37,019 shares $1 par value class A common stock | 463,010 |
| | Mutual Funds | 22,028 shares Allianz RCM Technology Fund | 515,905 |
| | | 3,206 shares Goldman Sachs Mid Cap Value Fund | 70,720 |
| | | 9,693 shares Goldman Sachs Growth Opportunities Fund | 120,191 |
| | | 52,494 shares American Century Equity Income Fund | 316,016 |
| | | 5,007 shares Dreyfus Small Cap Stock Index Fund | 67,039 |
| | | 31,831 shares American Funds Growth Fund of America | 646,803 |
| | | 13,737 shares Janus Advisor International Growth Fund | 369,650 |
| | | 60,284 shares Pioneer Bond Fund | 495,533 |
| | | 13,231 shares Pioneer Classic Balanced Fund | 92,620 |
| | | 9,814 shares MFS Value Fund | 172,137 |
| | | 8,437 shares AIM Global Health Care Fund | 168,992 |
| | | 0 shares Fidelity Advisor Dividend Growth Fund | 1 |
| | | 21,519 shares American Funds Fundamental | 536,897 |
| | | | 3,572,504 |
| | Common and Collective Trusts | 19,916 shares INVESCO 500 Index Trust | 499,503 |
| | | 1,136,170 shares AmSouth Stable Principal Fund | 11,525,311 |
| | | | 12,024,814 |
| * | Participant Loans | Loans to Plan participants, various interest rates, maturing from 1 to 60 months | 270,476 |
| * | AmSouth Bank, NA | 80,178 shares Pioneer Cash Reserves Fund - Class Y | 80,178 |
| | | | $20,177,052 |

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 27, 2009 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2008).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 26, 2009, into Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By:______________________
Cory Newman, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 26 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By:____________________________
Frank M. Svoboda, Member
Administrative Committee

By:____________________________
Cory Newman, Member
Administrative Committee

By:____________________________
Anthony L. McWhorter, Member
Administrative Committee

Date: June 26, 2009

Lane Gorman Trubitt, L.L.P.
*Accountants & Advisors*

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-83317) pertaining to the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company, of our report dated June 26, 2009, with respect to the financial statements and supplemental schedule of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 26, 2009

Members: AICPA, The Leading Edge Alliance, Kreston International
2626 Howell Street ▪Suite 700 ▪Dallas, TX 75204-4064 ▪214.871.7500 ▪Fax 214.871.0011 ▪Toll Free 877.231.7500 ▪www.lgt-cpa.com